EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK ITEMS
(In thousands, except ratios)
(Unaudited)

Computation of ratio of net income to fixed charges:

	Three Months Ended March 31, 2015	Year Ended December 31
		2014	2013	2012	2011	2010
Fixed charges	$21,337	$73,643	$75,104	$77,848	$66,080	$56,251
Fixed charges	$21,337	$73,643	$75,104	$77,848	$66,080	$56,251
Net income	33,957	140,820	126,487	163,626	160,204	126,896
	$55,294	$214,463	$201,591	$241,474	$226,284	$183,147
Ratio of net income to fixed charges	2.59:1	2.91:1	2.68:1	3.10:1	3.42:1	3.26:1

Computation of ratio of net income to combined fixed charges and preferred stock items:

	Three Months Ended March 31, 2015	Year Ended December 31
		2014	2013	2012	2011	2010
Fixed charges	$21,337	$73,643	$75,104	$77,848	$66,080	$56,251
Preferred stock items:
Redemption preference premiums*	–	–	19,924	–	–	–
Dividends	3,742	13,781	17,536	21,021	20,369	20,233
Combined fixed charges and preferred stock items	$25,079	$87,424	$112,564	$98,869	$86,449	$76,484

Fixed charges	$21,337	$73,643	$75,104	$77,848	$66,080	$56,251
Net income	33,957	140,820	126,487	163,626	160,204	126,896
	$55,294	$214,463	$201,591	$241,474	$226,284	$183,147
Ratio of net income to combined fixed charges and preferred stock items	2.20:1	2.45:1	1.79:1	2.44:1	2.62:1	2.39:1

*	Capstead’s Series A and B preferred shares were redeemed in June 2013. The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.18:1 for the year ended December 31, 2013.